Labwire, Inc.

6015 N 43rd Ave

Phoenix, AZ 85019

May 18, 2023

Attorney Cara Wirth

Division of Corporation Finance

Securities and Exchange Commission

Re: Labwire Inc.

Offering Statement on Form 1-A

Filed April 21, 2023

File No. 024-12230

Dear Ms. Wirth:

In response to your letter dated May 3, 2023, the following information is hereby submitted on behalf of Labwire Inc. (the "Company").  Amendment No. 1 to the Offering Statement on Form 1-A is being filed in conjunction with this correspondence.  For your convenience, we have reproduced below the Staff's comments in italicized text immediately before our response.

Offering Statement on Form 1-A Filed April 21, 2023

Description of Business

1.We note that you acquired Cessil Company, a discount convenience store, in February 2023. Please expand the description of your business to describe the general development of the business along with all other required disclosure, including for example, your principal products and services, principal market, and the method of distribution of such products and services. Describe the distinctive or special characteristics of your operation or industry that are reasonably likely to have a material impact upon your future financial performance. Refer to Part II, Item 7 of Form 1-A. Please also describe the material terms of the purchase agreement entered into with Cessil Company, and file such agreement as an exhibit to this offering statement. Refer to Part III, Item 17, 7 of Form 1-A.

Response: We have updated the Offering Circular as requested.

Management's Discussion and Analysis of Financial Condition and Results of Operations

2.Please revise this section to include a discussion of results for the year ended December 31, 2022. Also, please revise the "Subsequent Material Events" section to provide additional detail regarding the acquisition of Cessil Company. Please discuss any known trends, uncertainties, demands, commitments or events that are reasonably likely to have a material effect on your net sales or revenues, income from continuing operations, profitability, liquidity or capital resources, or that would cause reported financial information not necessarily to be indicative of future operating results or financial condition. Refer to Part II, Item 9(d) of Form 1-A.

Response: We have updated the Offering Circular as requested.

We are aware that the Company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff. Please let me know if you need anything further.

Sincerely,

LABWIRE INC.

/s/ Shin Hwang

Shin Hwang

CEO